

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2019

Jeff W. Dick
Chairman and Chief Executive Officer
MainStreet Bancshares, Inc.
10089 Fairfax Boulevard
Fairfax, VA 22030

   Re: MainStreet Bancshares, Inc.
    Form 10-12B
    Filed February 15, 2019
    File No. 001-38817

Dear Mr. Dick:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Financial Services